FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of November 2005
Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Report A -     Consolidated Financial Statements in accordance with IFRS as of
               September 30, 2005:

Report B -     CEZ GROUP Quarterly Report on Operational, Economic and Financial
               Results for 1st Through 3rd Quarters 2005

REPORT A:

         CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH IFRS AS OF
                              SEPTEMBER 30, 2005:

GROUP CEZ
Consolidated Income Statement in accordance with IFRS:
(in CZK Millions)

------------------------------------------------------------------------------------------------------------
                                                          1-9/2004      7-9/2004      1-9/2005      7-9/2005
------------------------------------------------------------------------------------------------------------
Revenues                                                    73 061        22 551        87 842        27 100
   Sales of electricity                                     67 763        21 149        83 323        25 821
   Heat sales and other revenues                             5 298         1 402         4 519         1 279

Operating expenses                                          58 352        19 051        66 977        22 335
   Fuel                                                     10 688         3 307        10 538         3 309
   Purchased power and related services                     19 356         5 635        26 171         7 956
   Repairs and maintenance                                   2 766         1 180         2 226           954
   Depreciation and amortization                            13 534         4 513        14 396         4 924
   Salaries and wages                                        6 534         2 156         7 691         2 856
   Materials and supplies                                    2 610           932         2 305           838
   Other operating expenses                                  2 864         1 328         3 650         1 498

Income before other expense/income and                      14 709         3 500        20 865         4 765
income taxes

Other expenses/income                                          468          -595         2 845           572
   Interest on debt, net of capitalized interest             1 282           510         1 277           478
   Interest on nuclear provisions                            1 478           493         1 541           514
   Interest income                                            -221           -90          -266           -94
   Foreign exchange rate losses/gains, net                    -111          -277           351          -300
   Gain(-)/Loss on sale of subsidiary/associate                                            193             0
   Other expenses/income, net                               -1 028        -1 030           262           204
   Income from associates                                     -932          -201          -513          -230

Income before income taxes                                  14 241         4 095        18 020         4 193

Income taxes                                                 3 135           900         3 934         1 081

Net income                                                  11 106         3 195        14 086         3 112

Net income attributable to:
Equity holders of the parent                                10 204         2 916        13 520         3 023
Minority interests                                             902           279           566            89
------------------------------------------------------------------------------------------------------------

GROUP CEZ
Consolidated Balance Sheet in accordance with IFRS:
(in CZK Millions)

------------------------------------------------------------------------------------------
                                                             k 31.12.2004      k 30.9.2005
------------------------------------------------------------------------------------------
Assets                                                            280 815          294 856

Fixed assets                                                      258 082          257 403

   Plant in service                                               374 731          391 612
   Less accumulated provision for depreciation                    165 878          177 749
   Net plant in service                                           208 853          213 863
   Nuclear fuel, at amortized cost                                  7 956            8 064
   Construction work in progress                                   10 626           11 239
   Investment in associates                                         7 474            6 457
   Investments and other financial assets, net                     19 690           12 326
   Intangible assets, net                                           3 294            5 281
   Deferred tax assets                                                189              173

Current assets                                                     22 733           37 453

   Cash and cash equivalents                                        7 545           15 631
   Receivables, net                                                 8 904           11 237
   Income tax receivable                                               26            3 692
   Materials and supplies, net                                      3 184            3 762
   Fossil fuel stock                                                  739              622
   Other current assets                                             2 335            2 509

Equity and liabilities                                            280 815          294 856

Equity                                                            168 971          178 492

   Equity attributable to equity holders of the parent            163 689          170 962
       Stated capital                                              59 218           58 303
       Retained earnings and other reserves                       104 471          112 659
   Minority interests                                               5 282            7 530

Long-term liabilities                                              72 823           73 033

   Long-term debt, net of current portion                          38 190           37 170
   Accumulated provision for nuclear
   decommissioning and fuel storage                                29 441           30 079
   Other long-term liabilities                                      5 192            5 784

Deferred taxes liability                                           16 008           21 414

Current liabilities                                                23 013           21 917

   Short-term loans                                                   240              388
   Current portion of long-term debt                                3 439            2 072
   Trade and other payables                                        12 409           12 672
   Income tax payable                                               1 021                2
   Accrued liabilities                                              5 904            6 783
------------------------------------------------------------------------------------------

GROUP CEZ
Consolidated Cash Flow Statement in accordance with IFRS:
(in CZK Millions)

                                                              1-9/2004    1-9/2005
                                                           -----------------------
Operating activities:
Income before income taxes                                      14 241      18 020
Adjustments to reconcile income before income taxes to
net cash provided by operating activities:
 Depreciation and amortization and asset write-offs             13 549      14 410
 Amortization of nuclear fuel                                    2 409       2 201
 (Gain)/Loss in fixed assets retirements                          -806          81

 Foreign exchange rate loss (gain)                                -111         351
 Interest expense, interest income and dividends income,           837         950
net
 Provision for nuclear decommissioning and fuel storage            500         486
 Provisions for doubtful accounts, environmental claims
 and other adjustments                                          -1 179        -102
 Income from associates                                           -932        -513
 Changes in assets and liabilities:                             -1 054      -1 449
   Receivables                                                   2 460        -531
   Materials and supplies                                         -295        -262
   Fossil fuel stocks                                              143         117
   Other current assets                                         -1 067        -140
   Trade and other payables                                     -2 696        -923
   Accrued liabilities                                             401         290
Cash generated from operations                                  27 454      34 435
 Income taxes paid                                              -5 440      -4 525
 Interest paid, net of interest capitalized                     -1 007      -1 135
 Interest received                                                 226         266
 Dividends received                                              1 315         858
Net cash provided by operating activities                       22 548      29 899

Investing activities:
Acquisition of subsidiaries and associates, net of cash         -4 966      -5 834
Proceeds from disposal of subsidiaries and associates, net of cash           2 036
Additions to property, plant and equipment and other           -11 632      -9 744
non-current assets
Proceeds from sales of fixed assets                              5 129       1 578
Change in decommissioning nad other restricted funds                67         179
Total cash used in investing activities                        -11 402     -11 785

Financing activities:
Proceeds from borrowings                                        15 252         481
Payments of borrowings                                         -10 312      -3 755
Proceeds from other long-term liabilities                           81          10
Payments of other long-term liabilities                            -95         -74
Dividends paid to Company's shareholders                        -4 722      -5 290
Dividends paid to minority interests                                -4        -370
Acquisition/sale of treasury shares                               -135        -993
Total cash provided by (used in) financing activities               65      -9 991

Net effect of currency translation in cash                          83         -37

Net increase/decrease in cash and cash equivalents              11 294       8 086
Cash and cash equivalents at beginning of period                 4 014       7 545
Effect of change in group structure on opening balance of cash and cash equivalents
Cash and cash equivalents at beginning of period,                4 014       7 545
as restated
Cash and cash equivalents at end of period                      15 308      15 631

Supplementary cash flow information

Total cash paid for interest                                     1 474       1 542

GROUP CEZ
Consolidated Statement of Changes in Equity in accordance with IFRS:
(in CZK Millions)

---------------------------------------------------------------------------------------------------------------
                                                           Attributable to Equity Holders of the
                                                                           Parent
                                                                                           Minority      Total
                                      ---------------------------------------------------  Interests     Equity
                                      Stated   Translation  Fair Value  Retained  Total
                                      Capital  Differences     and      Earnings
                                                              Other
                                                             Reserves
---------------------------------------------------------------------------------------------------------------
December 31, 2003                      59 152            1        -81     93 552  152 624      7 893    160 517
Net Income for period 1-9/2004                                            10 204   10 204        902     11 106
Dividends declared                                                        -4 738   -4 738       -106     -4 844
Gain on sale of subsidiary CEPS, net                                       2 218    2 218                 2 218
of tax
Effect of acquisition of SKODA PRAHA                                         404      404                   404
on equity
Available-for-sale financial assets                                50                  50                    50
removed from equity to P&L
Acquisition of treasury shares           -442                                        -442                  -442
Sale of treasury shares                   509                               -202      307                   307
Share on equity movements of                                                  23       23                    23
associates
Change in minority due to                                                                        222        222
acquisitions
Other movements                                      -1                      -12      -13                   -13
September 30, 2004                     59 219                     -31    101 449  160 637      8 911    169 548
---------------------------------------------------------------------------------------------------------------
December 31, 2004                      59 218        -2            35    104 438  163 689      5 282    168 971
Net Income for period 1-9/2005                                            13 520   13 520        566     14 086
Dividends declared                                                        -5 309   -5 309       -387     -5 696
Acquisition of treasury shares         -1 246                                      -1 246               -1 246
Sale of treasury shares                   331                                -78      253                   253
Change in fair value of                                            21                  21          1         22
available-for-sale financial
assets recognized in equity
Change in fair value of cash flow                                  73                  73                    73
hedges recognized in equity
Cash flow hedges removed from equity                             -157                -157                  -157
Effect of acquisition of SKODA PRAHA                                         111      111                   111
on equity
Share on equity movements of                                                  19       19                    19
associates
Change in minority due to                                                                      2 181      2 181
acquisitions
Share options                                                     268                 268                   268
Other movements                                    -268                      -12     -280       -113       -393

September 30, 2005                     58 303      -270           240    112 689  170 962      7 530    178 492
---------------------------------------------------------------------------------------------------------------

Structure of the Consolidated Group
As of September 30, 2005

-------------------------------------------------------------------------------------------------------
                               Entity                    Identification  Place of residence
                                                             Number
-------------------------------------------------------------------------------------------------------
             Mother company:
     1       CEZ, a. s.                                     45274649     Prague 4

             Subsidiaries
     2       CEZ Finance B.V.                                   -        The Netherlands, Amsterdam
     3       CEZ Distribuce, a. s.                          27232425     Prague 2
     4       CEZ Logistika, s.r.o.                          26840065     Ostrava-Moravska Ostrava
     5       CEZ Mereni, s.r.o.                             25938878     Hradec Kralove
     6 VCE   CEZ Obnovitelne zdroje, s.r.o.                 25938924     Hradec Kralove
     7       CEZ Prodej, s.r.o.                             27232433     Prague 2
     8       CEZ Sprava majetku, s.r.o.                     26206803     Prague 4
     9       CEZ Zakaznicke sluzby, s.r.o.                  26376547     Plzen
    10       CEZData, s.r.o.                                27151417     Plzen
    11       CEZnet, a.s.                                   26470411     Prague 2
    12       Elektrorazpredelenie Pleven EAD                    -        Bulgaria, Pleven
    13       Elektrorazpredelenie Sofia Oblast EAD              -        Bulgaria, Sofia
    14       Elektrorazpredelenie Stolichno EAD                 -        Bulgaria, Sofia
    15       Energeticke opravny, a.s.                      25040707     Kadan
    16 SME   Energetika Vitkovice, a.s.                     25854712     Ostrava-Vitkovice
    17 SME   ePRIM, a.s.                                    25889567     Ostrava-Moravska Ostrava
    18       HYDROCEZ, a.s.                                 63079852     Prague 1
    19       I & C Energo a.s.                              49433431     Trebic
    20 SME   MSEM, a.s.                                     64610080     Frydek-Mistek
    21       rpg Energiehandel GmbH                             -        Germany, Munich
    22       Severoceska energetika, a.s.                   49903179     Decin
    23       Severomoravska energetika, a. s.               47675691     Ostrava
    24 STE   STE - obchodni sluzby spol s r.o.              49826182     Prague 2
    25       Stredoceska  energeticka a.s.                  60193140     Prague 2
    26       SKODA PRAHA a.s.                               00128201     Prague 6
    27 SME   Union Leasing, a.s.                            60792710     Ostrava
    28       Ustav jaderneho vyzkumu Rez a.s.               46356088     Husinec-Rez
    29 VCE   VCE - montaze, a.s.                            25938746     Pardubice
    30       Vychodoceska energetika, a.s.                  60108720     Hradec Kralove
    31       Zapadoceska energetika, a.s.                   49790463     Plzen

             Associates
    32       Coal Energy, a.s.                              26485079     Prague 1
    33       KNAUF POCERADY, spol. s r.o.                   47780690     Pocerady
    34       KOTOUC STRAMBERK, spol. s r.o.                 47972165     Stramberk
    35       LOMY MORINA spol. s r.o.                       61465569     Morina
    36 ZCE   Plzenska energetika a.s.                       25240668     Plzen

    37       Severoceske doly a.s.                          49901982     Chomutov
-------------------------------------------------------------------------------------------------------

Consolidation method

Mother company and subsidiaries                          Full consolidation
Associates                                               Equity consolidation

REPORT B:

               CEZ GROUP QUARTERLY REPORT ON OPERATIONAL, ECONOMIC
            AND FINANCIAL RESULTS FOR 1ST THROUGH 3RD QUARTERS 2005

NON-AUDITED CONSOLIDATED RESULTS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

Main features

o    EBIT up 41.9% (by CZK 6.2 bn) year-on-year to CZK 20.9 bn.
o Net income grew 26.8% to CZK 14.1 bn (up CZK 3.0 bn) and the full-year forecast also improved to CZK 17.2 bn.
o A transaction making CEZ, a. s. the 51% owner of the Romanian distribution company Electrica Oltenia settled on October 4.
o    Over the period from January to the end of September, the price of CEZ,
     a. s. shares on the Prague Stock Exchange increased by 117.0% (from CZK 341 to CZK 739). The share price took a hit in an across-the-board stock market correction in October, but recovered in November to close at CZK 681.5 on November 28.
o In September Moody's credit rating agency upped the company's rating from A3 to A2, leaving the outlook at stable.

Prague, 29 November 2005

-----------------------------------------------------------------------------------------------------------------------
                                                            Jan-Sep 2005         Jan-Sep 2004            Index
-----------------------------------------------------------------------------------------------------------------------
                                                        CZK m      GWh       CZK m      CZK m       05/04     05/04
-----------------------------------------------------------------------------------------------------------------------
                                                                                                    (CZK)     (GWh)
-----------------------------------------------------------------------------------------------------------------------
Revenues                                                    87,842               73,061              120.2%
-----------------------------------------------------------------------------------------------------------------------
    Sales of electricity                                    83,323    53,942     67,763    49,961    123.0%     108.0%
-----------------------------------------------------------------------------------------------------------------------
          End-user sales                                    29,647    28,277     19,622    23,125    151.1%     122.3%
-----------------------------------------------------------------------------------------------------------------------
          Sales to distribution companies                   12,219    11,735      9,957    10,984    122.7%     106.8%
-----------------------------------------------------------------------------------------------------------------------
          Domestic traders, market operator, other          10,280     8,004      7,214     5,791    142.5%     138.2%
-----------------------------------------------------------------------------------------------------------------------
          Export                                             5,902     5,926      8,064    10,062     73.2%      58.9%
-----------------------------------------------------------------------------------------------------------------------
          Ancillary and distribution services               25,275               22,906              110.3%
-----------------------------------------------------------------------------------------------------------------------
    Heat sales and other revenues                            4,519                5,298               85.3%
-----------------------------------------------------------------------------------------------------------------------
Operating expenses                                          66,977               58,352              114.8%
-----------------------------------------------------------------------------------------------------------------------
     Fuel                                                   10,538               10,688               98.6%
-----------------------------------------------------------------------------------------------------------------------
     Purchased power and related services                   26,171               19,356              135.2%
-----------------------------------------------------------------------------------------------------------------------
        of which, e.g.: Purchased electricity               17,176    14,886     10,487    11,465    129.7%     129.8%
-----------------------------------------------------------------------------------------------------------------------
     Depreciation and amortization                          14,396               13,534              106.4%
-----------------------------------------------------------------------------------------------------------------------
Operating income (EBIT)                                     20,865               14,709              141.9%
-----------------------------------------------------------------------------------------------------------------------
EBITDA                                                      35,261               28,243              124.8%
-----------------------------------------------------------------------------------------------------------------------
Other expenses (+) and revenues (-)                          2,845                  468              607.9%
-----------------------------------------------------------------------------------------------------------------------
Income before income taxes (EBIT)                           18,020               14,241              126.5%
-----------------------------------------------------------------------------------------------------------------------
Income taxes                                                 3,934                3,135              125.5%
-----------------------------------------------------------------------------------------------------------------------
Net income                                                  14,086               11,106              126.8%
-----------------------------------------------------------------------------------------------------------------------
     Net income attributable to equity holders of the       13,520               10,204              132.5%
     parent
-----------------------------------------------------------------------------------------------------------------------
     Net income attributable to minority interests             566                  902               62.7%
-----------------------------------------------------------------------------------------------------------------------
                                                              Unit         Jan-Sep 2005        Jan-Sep 2005      Index
                                                                                                                 05/04
-----------------------------------------------------------------------------------------------------------------------
Price earnings ration (P/E)**                                    1                 26.3         1      11.9     222.0%
-----------------------------------------------------------------------------------------------------------------------
Return on equity (ROE) net*                                      %                  8.1         %       6.5     124.0%
-----------------------------------------------------------------------------------------------------------------------
Return on invested capital (ROIC)*                               %                  6.5         %       4.5     143.9%
-----------------------------------------------------------------------------------------------------------------------
EBITDA margin*                                                   %                 40.1         %      38.7     103.8%
-----------------------------------------------------------------------------------------------------------------------
EBIT margin*                                                                       23.8                20.1     118.0%
-----------------------------------------------------------------------------------------------------------------------
Total indebtedness (provisions excluded)                         %                 27.0         %      26.2     102.9%
-----------------------------------------------------------------------------------------------------------------------
Long-term indebtedness                                           %                 14.6         %      14.8      98.4%
-----------------------------------------------------------------------------------------------------------------------

* for the last 12 months

Revenues, Expenses, Income

At the end of September 2005, CEZ Group consisted of 31 fully consolidated companies and 6 companies consolidated by the equity method. The consolidated group increased mainly by the inclusion of three Bulgarian electricity distribution companies at the beginning of the year. The Romanian electricity distribution company Electrica Oltenia, CEZ's last acquisition, hasn't been consolidated yet.

Electricity sales increased by 23.0 % to CZK 83.3 bn, driven mainly by end user sales (which were up by CZK 10.0 bn;

of this, Bulgarian distribution companies contributed CZK 8.4 bn).
Favorable earnings development over the three quarters reflects excellent performance in operations. Operating profit grew year-on-year (by 41.9%), driven by higher sales of electricity (up 23%), while operating expenses rose by 14.8%. Sales of electricity were up, despite reduced volumes, thanks to higher prices. The average selling price in the Czech Republic grew 11.9% in year-on-year terms, and the export price (excluding crossing-border profiles) was up 23.3%. Sales of directly exported electricity fell, as the volume decline had a greater impact than did the higher prices, but part of export volume shifted to sales to domestic traders. The greatest increases in sales were seen in the electricity sold by distribution Group member companies (by CZK 10.0 bn, 51.1%) and electricity sold to Group non-member distribution companies (by CZK 2.3 bn, 22.7%). Sales outside of the Czech Republic fell substantially, affecting both sales revenues and electricity purchasing expenses. Sales of ancillary and distribution services were up 10.3%.

Operating expenses rose by CZK 8.6 bn (14.8%) in year-on-year terms. Purchased power was up CZK 6.8 bn due mainly to purchases by the Bulgarian distribution companies amounting CZK 5.6 bn. There were also higher purchases from producers outside the Group (by CZK 2.0 bn), on the other hand, purchases abroad were cut (by CZK 0.8 bn). Personnel expenses were up CZK 1.2 bn (17.7%), of which Bulgarian distribution companies accounted for CZK 0.6 bn. Depreciation & amortization increased by CZK 0.9 bn (6.4%), other operating expenses rose by CZK 0.8 bn (27.5%), while maintenance expenses decreased by CZK 0.5 bn (19.5%) due in part to fewer overhauls, and material expenses sank by CZK 0.3 bn (11.7%).

The most important factors contributing to the CZK 2.4 bn year-on-year decline in financial performance were lower gains on sales of securities by CZK 0.8 bn, a CZK 0.5 bn increase in exchange rate losses, and lower settlement of allowances to financial expenses by CZK 0.4 bn. Losses on derivatives decreased by CZK 0.2 bn. Income from associates and dividends received were down CZK 0.4 bn and CZK 0.2 bn, respectively.

THE NUMBER OF EMPLOYEES reached 22,611 persons which represents increase by 4,756 persons (by 26.6%) in comparison with December 31, 2004. This huge growth is mainly effected by acquisition of the Bulgarian distribution companies (4,901 additional employees) while Czech companies reported a small decrease (by 145 employees).

Sales of Electricity

CZECH REPUBLIC

CZECH REPUBLIC ELECTRICITY DEMAND in the first three quarters of 2005 was 42.0 TWh, which corresponds to yearon- year growth of 1.0 TWh (2.4%). CEZ GROUP SHARE IN FINAL CONSUMPTION fell by 3.2% to 55.0% due to a change in classification of our customers.

Total electricity sales (not including ancillary and distribution services) increased by 10.5% to CZK 49.8 bn primarily due to increased electricity prices. The total volume of electricity sold in January - September was lower by 1.7 TWh (3.5%). Domestic sales increased by 2.4 TWh (by 6.0%), while export decreased by
2.9 TWh (by 34.6%) and trading outside the Czech Republic decreased by 1.2 TWh (by 77.6%) as more export from the Czech Republic was organized by traders.

In conjunction with the ongoing transformation of CEZ Group, the final customers of ZCE, VCE, SCE, STE, SME and CEZ are being transferred to the newly created company CEZ Prodej, s.r.o. This portfolio represents a volume of more than 30 TWh for the next year.

Within its distribution area, CEZ Group introduced a new "Green Electricity" environmental program, i.e. support of generation and supply of electricity from renewable sources of energy. Funds raised from the token charge over usual rates will go to support projects in the area of renewable energy sources.

Electricity generation in the first three quarters totalled 44,626 GWh for a year-on-year decline of 1.2 TWh (by 2.7%). Generation in fossil power plants was down by 668 GWh (by 2.6%), while nuclear power plants generated 886 GWh (by 4.7%) less than in the same period of last year. Generation in hydro power plants grew by 317 GWh (by 22.3%). Fossil power plants accounted for 55.7% of generation volume (24,871 GWh), nuclear power plants generated 40.4% (18,019
GWh) and 3.9% (1,736 GWh) was generated in hydro power plants and from other renewable sources of energy.

BULGARIA
In January - September 2005, the three Bulgarian distribution companies belonging to CEZ Group sold an aggregate total of 5,728 GWh of electricity, corresponding to CZK 8.4 bn in revenues.

Investment Program

Additions to property, plant and equipment and other non-current assets in the first through third quarters totalled CZK 9.7 bn compared to CZK 11.6 bn in January - September 2004.
At the Dukovany Nuclear Power Plant, units 2 and 3 were shut down for partial fuel replacement and the outage was utilized to carry out an upgrade of instrumentation and control (I&C) and protection systems on these units. Preparations continue for a replacement of I&C and protection systems on the nuclear portion of unit 4, which will allow the unit's useful lifetime to be extended to at least 2025. The construction of a spent fuel repository in the power plant premises was completed. At the Temelin Nuclear Power Station, unit 2 was shut down from April to July to replace a portion of the fuel. After that, unit 1 was overhauled from July to October. Unit 2 will run at a reduced output level until mid-December, when it will be shut down again to correct detected glitches. Preparations have commenced for a retrofit of the Tusimice II Power Station, to take place in 2007-2009 at a total budgeted cost of approximately CZK 15 bn.

Financing

NET CASH PROVIDED BY OPERATING ACTIVITIES (CZK 29.9 bn) increased by CZK 7.4 bn (32.6%) compared to the same period of 2004. Growth components included, in particular, income before income taxes (up CZK 3.8 bn), depreciation and amortization (up CZK 0.9 bn) and provision for doubtful accounts and environmental claims (up CZK 1.1 bn). Another positive factor was income tax paid, which fell by CZK 0.9 bn, or 16.8%.

Total cash used in INVESTING ACTIVITIES rose in year-on-year terms by CZK 0.4 bn (3.4%) to CZK 11.8 bn, primarily due to a CZK 0.9 bn increase in expenditures to acquire subsidiaries and associates (Electrica Oltenia - CZK 4.5 bn, SME - CZK
1.3 bn), while a CZK 3.6 bn (69.2%) decline in sales of fixed assets had a similar impact on this indicator. On the other hand, a CZK 1.9 bn (16.2%) fall in additions to property, plant and equipment and other non-current assets and increased proceeds from disposal of subsidiaries, e.g. the first instalment (CZK
1.4 bn) from the sale of the CEPS stake reduced the overall cash used in investing activities.

Net cash flow from FINANCING ACTIVITIES was an outflow of CZK 10.0 bn, while in the same period of last year the result was a CZK 0.07 bn increase in cash (year-on-year change: CZK -10.1 bn). The primary reason is the fact that there is no loan drawdown to offset CZK 3.8 bn of instalments paid on loans and credits in 2005, whereas in the previous year the 3rd Eurobond issue was brought to the market. Dividend payouts (CZK 5.7 bn) increased year-on-year (by CZK 0.9 bn), as did the balance of purchase and sale of treasury shares (by CZK 0.9 bn).

CEZ, a. s. Ratings:
Standard & Poor's: "BBB+" with positive outlook (increase from stable outlook as of May 2005) Moody's: "A2" with stable outlook (up from "A3" as of September
2005)

Other Information

o CEZ, a. s. is carrying out a squeeze-out of minority shareholders from four CEZ Group electricity distribution companies. These companies held General Meetings to approve their contributions of parts of their businesses as their investment in kind to CEZ Distribuce, a. s. In accordance with the objectives of the Group's strategic development program, VIZE 2008, CEZ Distribuce, a. s. is becoming the license holder for the entire CEZ Group distribution area. As of today, that company holds the licenses for the former distribution service areas of SCE, ZCE and VCE, and by year end it will obtain the distribution licenses for the remaining distribution areas.
o CEZ Prodej, s. r. o. is gradually taking over sales to final customers in the Czech Republic, replacing 5 regional distribution companies.
o On September 29, the Government of the Czech Republic decided to sell a 55.8% stake in the brown coal mining company Severoceske doly a.s. The purchase agreement between CEZ, a. s. and the National Property Fund of the Czech Republic was signed on October 20, and the acquisition price is CZK
     9.05 bn. The transaction was approved by the Antitrust Office on November
     25.
o On October 4, a stake in the distribution company Electrica Oltenia was transferred to CEZ, a. s. CEZ, a.s. is now a 51% shareholder in the Romanian power distribution company.
o CEZ, a. s. is participating in tenders for the privatization of two Polish State-owned power companies. On August 19, we placed a bid for a stake in Zespol Elektrowni Dolna Odra SA and this was followed on September 9 by a bid for a stake in Elektrownia Kozienice SA, which made the short list.
o At the present time, CEZ, a. s. has qualified as one of 10 bidders in a tender for the privatization of the Romanian distribution company Electrica Muntenia Sud. The deadline for submission of binding bids has been newly set for January 31, 2006.
o On October 27, CEZ, a. s. submitted a preliminary bid for a minimum 10% stake in the second largest Polish hard coal mining company Katowicki Holding Weglowy S.A.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            CEZ, a. s.
                                                  ------------------------------
                                                           (Registrant)
Date:  November 30, 2005
                                                  By: /s/ Libuse Latalova
                                                     ---------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration